SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)1

mPhase Technologies Inc.
(Name of issuer)

COMMON STOCK, NO PAR VALUE
(Title of class of securities)

62472C 10 2
(CUSIP number)

Ronald A. Durando mPhase Technologies Inc. 587 Connecticut Avenue Norwalk, CT 06854 (203) 838-2741
(Name, address and telephone number of person authorized to receive notices and communications)

September 14, 2007
(Date of event, which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7 Pages)

CUSIP No. 62472C 10 2	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ronald A. Durando

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,964,083 inclusive of options and warrants to purchase 16,885,467 shares of common stock.

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
45,964,083 inclusive of options and warrants to purchase 16,885,467 shares of common stock.

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,048,099 owned by Ronald A. Durando 11,915,984 owned by Janifast Ltd. a privately held company owned by Ronald A. Durando

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.82%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 62472C 10 2	13D	Page 3 of 7 Pages

The following constitutes the amendment No. 3 to Schedule 13D filed by the undersigned (the "Schedule 13D"). This amendment No. 3 amends the Schedule 13D, as amended, previously filed by the undersigned.

Item 1.

Security and Issuer.

This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, no par value of mPhase Technologies Inc. (the "Issuer"), whose principal executive offices are located at 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Such class of securities is hereinafter referred to as "Common Stock."

Item 2.

Identity and Background.

Items 2(a), 2(b), 2(c) This Statement is filed by Ronald A. Durando. Mr. Durando is the Chief Executive Officer of the Issuer. The principal place of business for mPhase Technologies Inc. is 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Mr. Durando is also a controlling shareholder and Chairman of the Board of Janifast Limited, a Hong Kong company.

2(d), 2(e) During the past five years, Mr. Durando has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Durando is a party to a civil proceeding filed by the Securities and Exchange Commission on November 15, 2005 (Civil Action No. 3:05cv1747(JCH)(D.Conn.) as a named defendant as set forth in SEC Litigation Release No. 19465 dated November 16, 2005 in connection with his activities as an officer and director of Packeport.com, Inc, a publicly-held corporation (Ticker Symbol PKPT). The Federal District Court and the SEC respectively are judicial and administrative bodies of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f) Mr. Durando is a United States citizen.

Item 3.

Source and Amount of Funds or Other Consideration.

None

Item 4.

Purpose of Transaction.

Janifast Ltd., a privately-held company owned by Mr. Durando, entered into a Non-Recourse Loan Agreement dated September 6, 2006,  for funds loaned in the amount of $800,415. The Loan was secured by 7,350,000 shares of common stock of mPhase Technologies, Inc. acquired by Janifast Ltd. prior to September 24, 2004 as a result of periodic conversions of accounts payable for goods and services owed by mPhase to Janifast as described in prior periodic public filings of mPhase. As a result of a default on the Loan by Janifast on September 14, 2007, Equities First Holding, LLC, the lender, has foreclosed on the shares of common stock resulting in an involuntary disposition of the common stock as collateral by Janifast Ltd.

Item 5.

Interest in Securities of the Issuer.

(a) Not applicable

(b) Not applicable

(c) and Mr. Durando beneficially owns an aggregate of 45,964,083 shares of Common Stock.. Mr. Durando has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned thereby. Mr. Durando beneficially owns 45,964,083 shares of Common Stock, inclusive of warrants/options, representing in the aggregate 10.82% of the total outstanding shares of the Common Stock.

Since July 1, 2007, Mr. Durando has made the following acquisitions of common stock of mPhase Technologies, Inc through purchases of shares in the open market.

Date	Number of Shares	Price

July 7, 2007	10,000	$.089
July 9, 2007	8,00	$.093
July 6, 2007	25,000	$.071
July 6, 2007	25,000	$.070

Since July 1, 2007, Janifast Ltd. has made the following acquisitions of common stock of mPhase Technologies, Inc. through purchases of shares in the open market.

Date	Number of Shares	Price

September 6, 2007	200,000	$.070
September 7, 2007	200,000	$.0727
September 10, 2007	50,000	$.070
September 11, 2007	188,206	$.0669
September 13, 2007	100,000	$.0739

CUSIP No. 62472C 10 2	13D	Page 4 of 7 Pages

5(d) No person other than Mr. Durando is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

Item 5(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.

Materials to be Filed as Exhibits.

None.

CUSIP No. 62472C 10 2	13D	Page 5 of 7 Pages

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2007	By: /s/ Ronald A. Durando Ronald A. Durando